Exhibit (a)(13)

SUN CAPITAL PLEASED KELLWOOD WILL LET STOCKHOLDERS
DECIDE FOR THEMSELVES ON $21 PER SHARE OFFER

New York, January 28, 2008—Sun Capital Securities Group, LLC issued the following statement in response to yesterday’s announcement by Kellwood Company (NYSE: KWD) that it will remove the impediments to Sun Capital’s $21.00 per share cash tender offer and let stockholders decide whether to accept it.

Jason Bernzweig, Vice President of Sun Capital, said, “We are pleased that Kellwood’s Board intends to allow stockholders to decide for themselves on Sun Capital’s $21.00 per share cash tender offer and we also support Kellwood’s decision to terminate its previously announced debt tender.”

About Sun Capital

Sun Capital Partners, Inc. is a leading private investment firm focused on leveraged buyouts, equity, debt, and other investments in market-leading companies that can benefit from its in-house operating professionals and experience. Sun Capital affiliates have invested in and managed more than 175 companies worldwide with combined sales in excess of $35.0 billion since Sun Capital’s inception in 1995. Sun Capital has offices in Boca Raton, Los Angeles, and New York, and affiliates with offices in London, Tokyo, and Shenzhen.

Additional Information and Where to Find It

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Kellwood.  The offer to purchase or solicitation of offers to sell is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related offer documents) filed by Cardinal Integrated, LLC with the SEC on January 15, 2008.  Before making any decision with respect to the offer, Kellwood stockholders are advised to read these documents, as they may be amended from time to time, and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information, including the terms and conditions of the offer.  Kellwood stockholders may obtain copies of these documents for free at the SEC’s website at www.sec.gov, or by calling D.F. King & Co., Inc., the Information Agent for the offer, at (800) 269-6427.

This press release and the Offer to Purchase do not constitute a solicitation of a proxy for or with respect to any annual or special meeting of Kellwood’s stockholders.  Any such solicitation will be made only pursuant to separate proxy solicitation materials complying with all applicable requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements.  All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements.  These statements are based on current expectations of Sun Capital Partners, Inc. and its affiliates and currently available information.  They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate.  Sun Capital does not assume any obligation to update any forward-looking statements contained in this press release.

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Contact:
Media:	Stockholders:
Sard Verbinnen & Co	D.F. King & Co., Inc.
Jim Barron/Maggie Pisacane/	Richard Grubaugh/
Nathaniel Garnick	Edward McCarthy
(212) 687-8080	(212) 269-5550